FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated April 11, 2008

Commission File Number 1-14878

GERDAU S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Av. Farrapos 1811

Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 11, 2008

GERDAU S.A.

By:	/s/Osvaldo Burgos Schirmer
Name:	Osvaldo Burgos Schirmer
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consolidated financial statements and supplementary data of Chaparral Steel Company. as of May 31, 2007 and 2006 and for each of the three years in the period ended May 31, 2007.

99.2	Consolidated financial statements of Chaparral Steel Company and subsidiaries for the three months ended August 31, 2007 .

99.3	Unaudited pro forma condensed combined statements of income of Gerdau S.A.